UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Peter Niklai
Managing Director

INCJ, Ltd.
7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku,

Tokyo 105-0001, Japan

+81-3-5532-7110

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,292,310
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,692,320
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 39,741,204 Common Shares outstanding as of April 11, 2022.

CUSIP No. Y2294C107	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ SJ Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,292,310
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,692,320
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The calculation of this percentage is based on an aggregate 39,741,204 Common Shares outstanding as of April 11, 2022.

Explanatory Note:

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2022 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Initial 13D.

This Amendment No. 1 amends Items 4, 6, and 7 as set forth below:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

As described in more detail in Item 6 below:

(i)	At Completion (as defined in the Share Purchase Agreement), INCJ SJ received 3,465,000 Common Shares in connection with their sale of the entire issued share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement;

(ii)	On November 11, 2021, INCJ SJ received an additional 227,320 Common Shares pursuant to (A) clause 6 of the Share Purchase Agreement and the exercise of the Warrant; and (B) clause 7 of the Share Purchase Agreement as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021; and

(iii)	On May 18, 2022, INCJ SJ entered into an averaging share forward transaction (the “Forward Transaction”) with Citigroup Global Markets Limited (“Citi”) with respect 1,400,010 Common Shares.

In connection with the Completion, on August 12, 2021, the Company increased the size of the Board from eight to ten members and appointed Peter Niklai and Hiroshi Tachigami to serve as a Class C and Class A Directors respectively, effective as of the same date.

On May 12, 2022, Peter Niklai resigned from his position as a Class C Director, effective as of the same date.

As described in more detail in Item 6 below, INCJ SJ has entered into the Forward Transaction. Each Reporting Person otherwise intends to review its investment in the Company and the Company’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Board or other shareholders of or lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential financings, re-financings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise working with management and the Board. Such actions could also include additional purchases of Common Shares and purchases of securities convertible or exchangeable into Common Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise. Any possible future purchases will depend on many factors, including the market price of Common Shares, the Company’s business and financial position, and general economic and market conditions. In addition, each Reporting Person may also determine to dispose of its Common Shares, in whole or in part, at any time and from time to time, subject to any legal or contractual limitations and other considerations, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on such Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for Common Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to such Reporting Person.

Page 4 of 8 Pages

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

The information set forth in Item 6 of the Original 13D is hereby incorporated by reference into this Item 6.

Share Purchase Agreement

The description of the Share Purchase Agreement in the Original 13D does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Shareholders’ Agreement

The Shareholders’ Agreement section of the Original 13D is hereby supplemented by adding the following paragraphs:

On May 12, 2022, Marubeni, MOL, Scorpio Services Holding Limited, the Company and INCJ reached a mutual agreement whereby INCJ’s participation in the Shareholders’ Agreement was terminated, including INCJ’s right to designate one nominee for appointment or election to the Board of Directors of the Company, and INCJ is no longer subject to the voting obligations under the Shareholders’ Agreement. In connection with the termination, Peter Niklai resigned from his position as a Class C Director, effective as of the same date.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

The description of the Registration Rights Agreement (as defined in the Original 13D) in the Original 13D does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Warrant

The description of the Warrant in the Original 13D does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Forward Transaction

On May 18, 2022, INCJ SJ entered into the Forward Transaction pursuant to an Averaging Share Forward Transaction Confirmation substantially in the form of Exhibit 99.5 (the “Forward Confirmation”). Pursuant to the Forward Confirmation, INCJ SJ has agreed to deliver 1,400,010 Common Shares to Citi at a price to be determined based on the arithmetic average of the volume weighted average prices of the Common Shares in all transactions executed in the United States over a valuation period determined by Citi, subject to an agreed minimum and maximum period. INCJ SJ will be unable to exercise its voting rights with respect to the Common Shares underlying the Forward Transaction.

Page 5 of 8 Pages

The foregoing description of the Forward Confirmation does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such agreement filed as an Exhibit 99.5 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

Exhibit No.	Description
99.1

Share Purchase Agreement, dated as of August 5, 2021, by and between Marubeni Offshore Power Limited, INCJ SJ Investment Limited, MOL Offshore Energy Limited, Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., Eneti (Bermuda) Limited, Eneti Inc., Atlantis Investorco Limited, and Atlantis Midco Limited (incorporated by reference to the Exhibit to the Company’s Form 6-K submitted to the SEC on August 12, 2021 (File No. 001-36231)).

99.2

Shareholders’ Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Corporation, INCJ, Ltd., Mitsui O.S.K. Lines, Ltd., and Scorpio Services Holding Limited (incorporated by reference to Exhibit 99.2 to the Original 13D submitted to the SEC on August 23, 2021 (File No. 005-87971)).

99.3

Registration Rights Agreement, dated as of August 12, 2021, by and between Eneti Inc., Marubeni Offshore Power Limited, INCJ SJ Investment Limited, and MOL Offshore Energy Limited (incorporated by reference to Exhibit 99.3 to the Original 13D submitted to the SEC on August 23, 2021 (File No. 005-87971)).

99.4

Warrant, dated as of August 12, 2021, issued by Eneti Inc. to Marubeni Corporation, INCJ, Ltd., and Mitsui O.S.K. Lines, Ltd (incorporated by reference to Exhibit 99.4 to the Original 13D submitted to the SEC on August 23, 2021 (File No. 005-87971)).

99.5	Joint Filing Agreement.⁎
99.6	Form of Forward Confirmation, dated as of May __, 2022, by and between INCJ SJ Investment Limited and Citigroup Global Markets Limited.⁎⁎
⁎ Filed previously. ⁎⁎ Filed herewith.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2022

INCJ, LTD.

By:	/s/ Peter Niklai
Name:	Peter Niklai
Title:	Managing Director

INCJ SJ INVESTMENT LIMITED

By:	/s/ Peter Niklai
Name:	Peter Niklai
Title:	Director

[Signature page to Schedule 13D Amendment No. 1]